UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

DIALOG SEMICONDUCTOR PLC
(Translation of registrant's name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F__X__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No__X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.)

Part 1 Press Release of Dialog Semiconductor Plc dated July 21, 2004:
”Dialog Semiconductor reports second quarter 2004 results”
Part 2 Interim Report as of June 30, 2004
Operating and Financial Review
Additional Information
Report of Independent Registered Public Accounting Firm
Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Operations
Interim Condensed Consolidated Balance Sheets
Interim Condensed Consolidated Statements of Cash Flows
Interim Condensed Consolidated Statements of Changes in Shareholders’Equity
Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date July 21, 2004
By /s/ ROLAND PUDELKO

Roland Pudelko

Executive Director, CEO and President

Part 1 Press Release of Dialog Semiconductor Plc dated July 21, 2004: ”Dialog Semiconductor reports second quarter 2004 results”

  Revenues of EUR 30.4 million – 44% growth compared to Q2 2003

  LCD driver ICs in volume production, over one million shipped to date

  Increased volume of 3G product shipments to Asia

Kirchheim/Teck, Germany, July 21, 2004 –Dialog Semiconductor Plc
(FWB: DLG, Nasdaq: DLGS,) today reported sales of EUR 30.4 million for the second quarter of 2004, a 32% sequential increase over EUR 23.0 million for Q1 2004, and a 44% growth compared to EUR 21.1 million for Q2 of 2003. A 2.9% improvement in gross margin compared to Q2 of 2003 combined with the revenue increase resulted in an operating profit for the company of
EUR 33 thousand and net income of EUR 125 thousand. Growth was driven by wireless and automotive markets. Key achievements during the quarter included the launch of three standard products to satisfy the demand for sophisticated power management, audio and displays in mobile phone handsets, and the ramping up to volume production of these and other integrated circuit (IC) devices for manufacturers of the latest handsets –including 3G products –in Asia.

Roland Pudelko, CEO & president said, “Our results for this quarter and the trend this year show that our strategy of offering application specific standard products (ASSPs) is working and is making us a stronger player in the market. Increasingly, the world’s leading companies are finding Dialog Semiconductor an attractive partner to work with because of our focused approach –we concentrate on developing products based around our core competences, and we utilize manufacturing and assembly partners to ensure products are delivered quickly”.

“This is demonstrated by our new liquid crystal display driver ICs, which are already shipping in volume, as announced in conjunction with Chartered Semiconductor Manufacturing recently.”He added, “In addition to ramping up volume production of another power management device, we are also seeing increasing interest from companies in our latest products, with requests for samples, demos, and evaluation boards. At this mid-way stage in the year, we are confident of reaching our target revenue growth of 30% for the full year”.

The new products launched by Dialog Semiconductor during the quarter were:

  DA8912A and DA8913A ICs providing integrated graphic display memory, high speed interfaces and power management to enable a single, low power chip for latest mobile phone displays.

  DA9030 highly integrated system level power management IC (PMIC) which in one device supports both a communications processor and the new Intel® PXA27x family of applications processors in next generation mobile handset designs.

  DA9011 GSM/GPRS audio and power controller for the Intel® PXA800F cellular processor, featuring support for both software and hardware MIDI solutions, enabling versatile ringtone and gaming functions in mobile phones.

The Company’s interim report as of June 30, 2004 is available at www.dialog-semiconductor.com.

Disclaimer

This press release contains “forward-looking statements”that reflect management’s current views with respect to future events. The words “anticipate,”“believe,”“estimate, “expect,”“intend,”“may,”“plan,”“project”and “should”and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in the semiconductor and telecommunications markets; changes in currency exchange rates and interest rates, the timing of customer orders and manufacturing lead times, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors”in Dialog Semiconductor’s most recent Annual Report and under the heading “Risk Factors”in Dialog Semiconductor’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Selected Financial Data

(in thousands of €, except equity ratio, per share and employee data)	Three months ended June 30, 2004 (unaudited)	Three months ended June 30, 2003 (unaudited)	Year ended December 31, 2003
Earnings data
Revenues	30,402	21,086	92,893
Research and development	(6,923)	(7,455)	(30,590)
Operating profit (loss)	33	(4,195)	(13,224)
Net income (loss)	125	(2,638)	(20,420)
Cash flow from operations	2,269	183	7,588
Balance Sheet data
Cash and cash equivalents	14,098	28,992	8,109
Shareholders’ equity	125,570	139,822	126,843
Equity ratio in %	84.9	88.5	90.3
Total assets	147,883	158,001	140,471
Capital expenditures	3,392	918	5,901
Share data
Basic earnings (loss) per share	0.00	(0.06)	(0.46)
Number of shares in thousands (period end)	44,069	44,069	44,069
Other data
Employees (period end)	281	262	273

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck –Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com

Part 2 Interim Report as of June 30, 2004

Forward-looking statements

This document contains “forward-looking statements”that reflect management’s current views with respect to future events. The words “anticipate,”“believe,”“estimate, “expect,”“intend,”“may,”“plan,”“project”and “should”and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in the semiconductor and telecommunications markets; changes in currency exchange rates and interest rates, the timing of customer orders and manufacturing lead times, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors”in Dialog Semiconductor’s most recent Annual Report and under the heading “Risk Factors”in Dialog Semiconductor’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Operating and Financial Review

Six months ended June 30, 2004 compared to six months ended June 30, 2003

(in thousands of €)	Six months ended June 30, 2004 (unaudited))%		Six months ended June 30, 2003 (unaudited)%		Change
Revenues	53,402	100.0	42,101	100.0	26.8
Cost of sales	(35,199)	(65.9)	(29,408)	(69.9)	19.7
Gross margin	18,203	34.1	12,693	30.1	43.4
Selling and marketing expenses	(2,749)	(5.1)	(2,044)	(4.9)	34.5
General and administrative expenses	(2,718)	(5.1)	(2,635)	(6.2)	3.1
Research and development	(14,310)	(26.8)	(16,222)	(38.5)	(11.8)
Amortization of intangible assets	(960)	(1.8)	(1,104)	(2.6)	(13.0)
Restructuring and related impairment charges	(59)	(0.1)	(1,780)	(4.2)	(96.7)
Operating loss	(2,593)	(4.8)	(11,092)	(26.3)	(76.6)
Interest income, net	692	1.3	447	1.0	54.8
Foreign currency exchange gains and losses, net	(283)	(0.5)	(240)	(0.5)	17.9
Recovery of investment	54	0.1	166	0.4	(67.5)
Result before income taxes	(2,130)	(3.9)	(10,719)	(25.4)	(80.1)
Income tax benefit	767	1.4	3,216	7.6	(76.2)
Net loss	(1,363)	(2.5)	(7,503)	(17.8)	(81.8)

Revenues

Revenues were €53.4 million for the six months ended June 30, 2004 compared with €42.1 million for the corresponding period in the prior year. The increase in revenues primarily results from higher sales volumes in our wireless communication and automotive markets which more than offset a decline in revenues in our industrial applications sector during the period. Revenues in the wireless communications sector were €40.1 million for the six months ended June 30, 2004 compared with €29.5 million for the corresponding period in the prior year, comprising 75% and 70% of our total revenues for the six months ended June 30, 2004 and 2003, respectively. Revenues from our automotive applications sector were €6.8 million and €4.3 million, representing 13% and 10% of our total revenues for the six months ended June 30, 2004 and 2003, respectively. Revenues from our industrial applications sector were €5.3 million and €7.3 million for the six months ended June 30, 2004 and 2003 respectively, or 10% and 18% of our total revenues for the six months ended June 30, 2004 and 2003, respectively. Other revenues were €1.2 million and €1.0 million, representing 2% of our total revenues for the six months ended June 30, 2004 and 2003, respectively.

Regional growth was particularly strong in Germany where revenue increased from €18.5 million to €25.1 million for the six months ended June 30, 2003 and 2004, respectively, as well as in China where revenue increased from €6.4 million to €7.7 million for the six months ended June 30, 2003 and 2004, respectively.

Due to the shipments of new products in volume production to the market we expect revenues for the year ended December 31, 2004 to be higher than those for the year ended December 31, 2003.

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales increased by 19.7% from €29.4 million (or 69.9% of our total revenues) for the six months ended June 30, 2003 to €35.2 million (or 65.9% of our total revenues) for the six months ended June 30, 2004 in line with increased production volumes. In addition, as a result of higher production volume, our internal testing operation has been running at an increased utilization level, which in turn has decreased per unit production costs and decreased cost of sales as a percentage of total revenues.

Gross Margin

Our gross margin increased from 30.1% of revenues for the six months ended June 30, 2003 to 34.1% of revenues for six months ended June 30, 2004. The decrease in per unit production costs was the primary factor contributing to an increase in our gross margin.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses, sales commissions and costs associated with advertising and other marketing activities. Selling and marketing expenses increased from €2.0 million for the six months ended June 30, 2003 to €2.7 million for the six months ended June 30, 2004 due primarily to sales commissions incurred in connection with higher sales volumes. As a percentage of total revenues, selling and marketing expenses increased from 4.9% to 5.1%.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses were €2.7 million and €2.6 million for the six months ended June 30, 2004 and 2003, respectively. General and administrative expenses decreased from 6.2% of total revenues to 5.1% of total revenues resulting from the proportionally higher revenue base.

Research and Development

Research and development expenses consist principally of unreimbursed design and engineering related costs associated with the development of new application specific integrated circuits (“ASICs”) and application specific standard products (“ASSPs”). Research and development expenses decreased 11.8% from €16.2 million for the six months ended June 30, 2003 to €14.3 million for the six months ended June 30, 2004. The decrease in research and development expenses primarily results from continued cost savings following the closure of our Swedish subsidiary. Research and development expenses decreased from 38.5% to 26.8% as a percentage of total revenues, resulting both from the absolute decrease and the proportionately higher revenue base. We expect to continue to incur research and development costs at the current level in connection with the development of ASICs and ASSPs. Our ability to generate revenues in the long-term depends on achieving technical feasibility from our research and development programs, and on customers accepting our designs and implementing them in large-scale production.

Amortization of Intangible Assets

Amortization expense for the six months ended June 30, 2004 was €1.0 million as compared to €1.1 million for the six months ended June 30, 2003, a decrease of 13.0%. Intangible assets subject to amortization include ASIC design software, a 16 bit microcontroller, licenses and certain imaging patents. See Note 7 to the consolidated financial statements for further information.

Restructuring and Related Impairment Charges

In the first quarter of 2003 we decided to close our Swedish subsidiary. In connection with the closure of the facility, we recorded restructuring charges of €1.5 million and impairment charges of €0.3 million, totaling € 1.8 million for the six months ended June 30, 2003. In the first quarter of 2004 we settled a lease obligation in connection with the closure and incurred additional costs of €0.1 million. See Note 4 to the consolidated financial statements for further information.

Operating Loss

We reported an operating loss of €2.6 million for the six months ended June 30, 2004 and €11.1 million for the six months ended June 30, 2003, a decrease of 76.6%. This decrease in operating loss was primarily due to a higher gross margin, lower research and development expenses and lower restructuring and impairment charges in the first six months ended June 30, 2004.

Interest Income, net

Interest and similar income, net from the Company’s investments (primarily short-term deposits and securities) increased from €0.4 million for the six months ended June 30, 2003 to €0.7 million for the six months ended June 30, 2004 reflecting higher cash equivalents and marketable securities balances in the first six months ended June 30, 2004.

Foreign Currency Exchange Gains and Losses, net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end remeasurement of foreign currency denominated receivables, prepaid expenses and payables into Euro. Foreign currency exchange losses, net increased from €0.2 million for the six months ended June 30, 2003 to €0.3 million for the six months ended June 30, 2004.

Recovery of Investment

In the fourth quarter of 2001, we determined that our ability to recover the full amount of our investments in silicon supplier ESM Holding Limited (“ESM”) was impaired. Accordingly we wrote off our investments in ESM. In March 2002, International Rectifier acquired ESM. As a result we were able to recover €0.1 million and €0.2 million for the six months ended June 30, 2004 and 2003, respectively.

Income Taxes

Income tax benefit was €0.8 million for the six months ended June 30, 2004 compared with €3.2 million for the six months ended June 30, 2003, representing effective income tax benefit rates of 36.0% and 30.2%, respectively. The primary reason for the lower effective tax benefit rate in the six months ended June 30, 2003 is the fact that certain costs related to the closing of our Swedish operations are not deductible for tax purposes and that a valuation allowance was recognized on the deferred tax assets related to our former Swedish operations because the benefits of these assets are no longer expected to be realized.

Net Loss

For the reasons described above, we reported net loss of €1.4 million for the six months ended June 30, 2004 compared with net loss of €7.5 million for the six months ended June 30, 2003.

Cash flows

Cash generated from operating activities was €6.1 million for six months ended June 30, 2004 compared with cash provided by operating activities of €2.6 million for the six months ended June 30, 2003. The increase in cash generated from operating activities principally resulted from lower operating losses.  In addition, although our business volume increased significantly our working capital (excluding cash and cash equivalents and marketable securities) increased by only €0.6 million.

Cash used for investing activities decreased from €4.4 million for the six months ended June 30, 2003 to €0.2 million for the six months ended June 30, 2004 due primarily to increased purchases of property, plant and equipment by €3.1 million, offset by a net sale of marketable securities (€7.0 million). Cash used for investing activities consisted mostly of the purchase of test equipment, tooling (masks), laboratory and electronic data processing equipment in the amounts of €6.6 million and €3.5 million for the six months ended June 30 2004 and 2003 respectively, as well as the purchase of software, licenses and patents in the amounts of €0.4 million and €1.1 million for the same respective periods.

Liquidity

At June 30, 2004 we had €14.1 million in cash and cash equivalents and €37.7 million in marketable securities. The working capital at June 30,2004 was €71.3 million. As a result of our increase in business volume, our accounts receivables, inventories and accounts payables increased from €14.3 million, €13.2 million and €7.2 million at December 30, 2003 to €17.4 million, €19.9 million and €17.1 million at June 30, 2004, respectively.

Our primary sources of liquidity have historically been cash from operations, cash from the issuance of ordinary shares, short-term borrowings and the recovery of the investment in ESM Limited. As of June 30, 2004 we had no long-term debt. We have no arrangements with unconsolidated, variable interest entities. We expect to use a portion of our cash and cash equivalents in 2004 to finance working capital resulting from expected increased business volumes. A decrease in customer demand for our products caused by unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations.

If necessary, we have available for use a short-term credit facility of €12.5 million that bears interest at a rate of EURIBOR + 0.75% per annum. At June 30, 2004 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term.

Additional Information

Directors’ Holdings

	At June 30, 2004			At December 31, 2003
	Shares		Options	Shares		Options
	Number	%		Number	%
Roland Pudelko	320,405	0.73	517,450	320,405	0.73	517,450
Timothy Anderson	66,666	0.15	–	36,816	0.09	–
Michael Glover	195,000	0.44	–	195,000	0.44	–
Gregorio Reyes	20,000	0.05	–	10,000	0.02	–
Michael Risman	1,172	0.00	–	1,172	0.00	–
Jan Tufvesson	175,062	0.40	–	175,062	0.40	–
	778,305	1.77	517,450	738,455	1.68	517,450

Stock option plan activity

We established an employee share option trust (the “Trust”). In 1999, the Trust purchased shares in the Company for the benefit of employees under the Company’s share option scheme. At June 30, 2004 the Trust held 48,477 shares. Stock option plan activity for the period ended June 30, 2004 was as follows:

	Options	Weighted average exercise price
Outstanding at beginning of year	3,412,270	2.32
Granted	64,600	4.20
Exercised	(28,054)	0.47
Forfeited	(56,398)	3.48
Outstanding at period end	3,392,418	2.35
Options exercisable at period end	1,200,560	0.64

Backlog

In accordance with Frankfurt Stock Exchange rules and regulations, companies are required to disclose information regarding their backlog. Purchase order patterns of our customers can vary widely and therefore no consistent shipping arrangements have been established. “Ship-to-line”agreements with major customers underlie our responsibility to act on a timely basis to ensure appropriate inventory levels and production capabilities. Other customers place purchase orders ranging from four to twelve weeks and provide forecasts for a further period, generally not to exceed twelve months, and these purchase orders are not legally binding. Since any backlog information published would not be based on a consistent pattern of purchase orders by our customers, we believe such information not to be meaningful and, accordingly, do not provide such information here.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Dialog Semiconductor Plc:

We have reviewed the condensed consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of June 30, 2004, and the related condensed consolidated statements of operations, changes in shareholders' equity and cash flows for the three-month and six-month periods ended June 30, 2004 and 2003. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

We have previously audited, in accordance with standards established by the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended; and in our report dated February 17, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Stuttgart, Germany,

July 20, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Helwig	Kiechle
Wirtschaftsprüfer	Wirtschaftsprüfer

Unaudited Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Operations

(in thousands of €, except per share data)	Notes	Three months ended June 30, 2004 (unaudited)	Three months ended June 30, 2003 (unaudited)	Six months ended June 30, 2004 (unaudited)	Six months ended June 30, 2003 (unaudited)
Revenues	3	30,402	21,086	53,402	42,101
Cost of sales		(20,173)	(14,614)	(35,199)	(29,408)
Gross margin		10,229	6,472	18,203	12,693
Selling and marketing expenses		(1,530)	(1,023)	(2,749)	(2,044)
General and administrative expenses		(1,269)	(1,321)	(2,718)	(2,635)
Research and development		(6,923)	(7,455)	(14,310)	(16,222)
Amortization of intangible assets		(474)	(553)	(960)	(1,104)
Restructuring and related impairment charges	4	–	(315)	(59)	(1,780)
Operating profit (loss)		33	(4,195)	(2,593)	(11,092)
Interest income, net		333	144	692	447
Foreign currency exchange gains and losses, net		(172)	61	(283)	(240)
Recovery of investment		–	–	54	166
Result before income taxes		194	(3,990)	(2,130)	(10,719)
Income tax (expense) benefit		(69)	1,352	767	3,216
Net income (loss)		125	(2,638)	(1,363)	(7,503)

Earnings (loss) per share
Basic earnings (loss) per share		0.00	(0.06)	(0.03)	(0.17)
Diluted earnings (loss) per share		0.00	(0.06)	(0.03)	(0.17)
Weighted average number of shares (in thousands)
Basic		44,011	43,939	44,005	43,936
Diluted		45,100	43,939	44,005	43,936

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Balance Sheets

(in thousands of €)	Notes	At June 30, 2004 (unaudited)	At December 31, 2003
ASSETS
Cash and cash equivalents		14,098	8,109
Trade accounts receivable, net		17,408	14,338
Inventories	5	19,946	13,242
Marketable securities	6	37,747	44,900
Deferred taxes		1,484	103
Prepaid expenses		959	2,131
Other current assets		627	993
Total current assets		92,269	83,816
Property, plant and equipment, net		20,936	20,590
Intangible assets	7	4,696	5,440
Goodwill		11,786	11,786
Deposits		328	183
Deferred taxes		16,987	17,729
Prepaid expenses		881	927
TOTAL ASSETS		147,883	140,471

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		17,090	7,157
Accrued expenses		3,177	3,165
Income taxes payable		14	18
Deferred taxes		5	4
Other current liabilities		678	1,615
Total current liabilities		20,964	11,959
Deferred taxes		1,349	1,669
Total liabilities		22,313	13,628
Ordinary Shares		6,737	6,737
Additional paid-in capital		168,799	168,795
Accumulated deficit		(49,042)	(47,679)
Accumulated other comprehensive loss		(905)	(984)
Employee stock purchase plan shares		(19)	(26)
Net Shareholders’ equity		125,570	126,843
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		147,883	140,471

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Cash Flows

(in thousands of €)	Three months ended June 30, 2004 (unaudited)	Three months ended June 30, 2003 (unaudited)	Six months ended June 30, 2004 (unaudited)	Six months ended June 30, 2003 (unaudited)
Cash flows from operating activities:
Net income (loss)	125	(2,638)	(1,363)	(7,503)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Recovery of investment	–	–	(54)	(166)
Restructuring and related impairment charges	–	(761)	(328)	704
Depreciation of property, plant and equipment	3,225	3,065	6,332	6,195
Amortization of intangible assets	474	553	960	1,104
Change in deferred taxes	55	(1,701)	(790)	(3,324)
Changes in current assets and liabilities:
Trade accounts receivable	(2,754)	(117)	(3,069)	3,312
Inventories	(2,654)	(1,863)	(6,704)	(1,790)
Prepaid expenses	492	2,592	1,223	4,503
Trade accounts payable	2,950	800	9,925	(707)
Other assets and liabilities	356	253	(20)	240
Cash provided by operating activities	2,269	183	6,112	2,568
Cash flows from investing activities:
Recovery of investment	–	–	54	166
Purchases of property, plant and equipment	(3,392)	(918)	(6,648)	(3,523)
Purchases of intangible assets	(241)	(717)	(437)	(1,074)
Investments and deposits made	(142)	–	(142)	–
Purchase of marketable securities	(18,957)	–	(27,454)	–
Sale of marketable securities	27,890	–	34,450	–
Cash provided by (used for) investing activities	5,158	(1,635)	(177)	(4,431)
Cash flows from financing activities:
Sale of employee stock purchase plan shares	9	6	11	8
Cash provided by financing activities	9	6	11	8
Cash provided by (used for) operating, investing and financing activities	7,436	(1,446)	5,946	(1,855)
Effect of foreign exchange rate changes on cash and cash equivalents	12	30	43	(158)
Net increase (decrease) in cash and cash equivalents	7,448	(1,416)	5,989	(2,013)
Cash and cash equivalents at beginning of period	6,650	30,408	8,109	31,005
Cash and cash equivalents at end of period	14,098	28,992	14,098	28,992

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Changes in Shareholders’Equity

				Accumulated other comprehensive loss
(in thousands of €)	Ordinary Shares	Additional paid-in capital	Accumulated deficit	Currency translation adjustment	Available for sale securities	Derivative financial instruments	Employee stock purchase plan shares	Total
Balance at December 31, 2002	6,737	168,781	(27,259)	(557)	–	(158)	(49)	147,495
Net loss	–	–	(7,503)	–	–	–	–	(7,503)
Other comprehensive income (loss)	–	–	–	(280)	–	102	–	(178)
Total comprehensive loss								(7,681)
Sale of employee stock purchase plan shares	–	1	–	–	–	–	7	8
Balance at June 30, 2003	6,737	168,782	(34,762)	(837)	–	(56)	(42)	139,822

Balance at December 31, 2003	6,737	168,795	(47,679)	(923)	(61)	–	(26)	126,843
Net loss	–	–	(1,363)	–	–	–	-	(1,363)
Other comprehensive income (loss)	–	–	–	197	(118)	–	–	79
Total comprehensive loss								(1,284)
Sale of employee stock purchase plan shares	–	4	–	–	–	–	7	11
Balance at June 30, 2004	6,737	168,799	(49,042)	(726)	(179)	–	(19)	125,570

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(In thousands of €, unless otherwise stated)

1. Description of Business

Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The interim condensed consolidated financial statements have been prepared without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. The interim condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2003 consolidated financial statements and the notes thereto.

The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the full year ending December 31, 2004.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and judgments include the recoverability of the carrying value of goodwill and other long-lived assets, the realizability of deferred income tax assets and inventories, and the fair value of stock-based employee compensation awards. Actual results may differ from those estimates.

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

Stock-Based Compensation

The Company has a stock-based employee compensation plan that is accounted for using the intrinsic-value-based method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this method, no stock-based compensation cost is reflected in net income (loss), as all options granted by the plan had an exercise price equal to market value of the underlying common stock on the date of grant. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123, as amended by SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. The following table illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Three months ended June 30, 2004 (unaudited)	Three months ended June 30, 2003 (unaudited)	Six months ended June 30, 2004 (unaudited)	Six months ended June 30, 2003 (unaudited)
Net income (loss), as reported:	125	(2,638)	(1,363)	(7,503)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(141)	(276)	(283)	(551)
Pro forma net loss	(16)	(2,914)	(1,646)	(8,054)
Earnings (loss) per share:
Basic and diluted – as reported	0.00	(0.06)	(0.03)	(0.17)
Basic and diluted – pro forma	(0.00)	(0.07)	(0.04)	(0.18)

New Accounting Pronouncements Adopted

In December 2003, the FASB issued Interpretation No. 46, (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company does not currently have any involvement with variable interest entities. Therefore, the initial adoption of the Interpretation did not have any impact on the Company’s consolidated financial statements.

3. Segment Reporting

The Company has one operating segment, which is the design and supply of semiconductor chips. The Company delivers its products to certain market sectors. Revenues by market sector and by shipment destination consisted of the following:

	Three months ended June 30, 2004 (unaudited)	Three months ended June 30, 2003 (unaudited)	Six months ended June 30, 2004 (unaudited)	Six months ended June 30, 2003 (unaudited)
Revenues by market sector:
Wireless communication	22,820	15,107	40,115	29,521
Automotive	4,112	2,278	6,772	4,328
Industrial	2,743	3,235	5,277	7,263
Other	727	466	1,238	989
	30,402	21,086	53,402	42,101
Revenues by shipment destination:
Germany	15,165	10,105	25,097	18,532
Other European countries	4,362	2,443	8,235	9,219
China	2,488	4,374	7,675	6,433
Other countries	8,387	4,164	12,395	7,917
	30,402	21,086	53,402	42,101

4. Restructuring and Related Impairment Charges

a) Restructuring Charges

In the first quarter of 2003 the Company decided to close the Swedish subsidiary. Restructuring charges incurred in the six months ended June 30, 2003, include termination benefits that were paid to all employees affected by the closing of €1,076 and a provision for estimated costs that will continue to be incurred under an operating lease for the building for its remaining term without economic benefit to the Company of €419. In the first quarter of 2004 the Company settled its building lease obligation in connection with the closure and recognized an additional charge of €59. The pretax amounts for the restructuring charges are comprised of the following:

	Employee termination costs	Facility exit costs	Total
Liability balance at January 1, 2003	–	–	–
Initial charges	834	346	1,180
Additional charges	242	73	315
Payments made	(1,076)	–	(1,076)
Liability balance at June 30, 2003	–	419	419
Additional charges	–	59	59
Payments made	–	(150)	(150)
Liability balance at December 31, 2003	–	328	328
Additional charges	–	59	59
Payments made	–	(387)	(387)
Liability balance at June 30, 2004	–	–	–

b) Asset Impairment Charges

As a result of the closure of the facility, certain long-lived assets have been abandoned and certain prepaid expenses no longer provided any future benefit to the Company. Accordingly, impairment charges totalling €285 were recognized for the six-month period ended June 30, 2003 to write-off these assets.

5. Inventories

Inventories consisted of the following at June 30, 2004 and December 31, 2003:

	At June 30, 2004 (unaudited)	At December 31, 2003
Raw materials	4,106	2,738
Work-in-process	10,508	5,026
Finished goods	5,332	5,478
	19,946	13,242

6. Marketable Securities

The Company has invested in “investment grade”rated debt securities with a maturity between four to seven months, which are classified as available for sale. The aggregate costs, fair values, unrealized gains and losses per security class are as follows:

	At June 30, 2004 (unaudited)			At December 31, 2003
	Cost	Fair value	Unrealized gain (loss)	Cost	Fair value	Unrealized gain (loss)
Corporate debt securities	27,971	27,893	(78)	43,029	42,947	(82)
Debt based funds	10,031	9,854	(177)	1,969	1,953	(16)
	38,002	37,747	(255)	44,998	44,900	(98)

7. Intangible assets

Intangible assets subject to amortization represent licenses, patents and software:

	At June 30, 2004 (unaudited)	At December 31, 2003
Gross carrying amount	14,204	13,938
Accumulated depreciation	(9,508)	(8,498)
Net carrying amount	4,696	5,440

During the six months ended June 30, 2004, the Company acquired software and licenses for a total purchase price of €211. The expected weighted average useful life of these assets is 4 years. The aggregate amortization expense for the six months ended June 30, 2004 and 2003 was €960 and €1,104, respectively. Amortization expense of the gross carrying amount of intangible assets at June 30, 2004 is estimated to be €559 for the remainder of 2004, €988 in 2005, €604 in 2006, €518 in 2007 and €505 in 2008.